UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRANSMONTAIGNE PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

89376V100

(CUSIP Number)

Theodore D. Burke

TLP Equity Holdings, LLC

c/o ArcLight Capital Holdings, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 89376V100

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Daniel R. Revers
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,166,704*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,166,704*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,166,704*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 19.5%(1)
(14)	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the Reporting Person may be deemed to beneficially own such securities as manager of the general partner of the limited partnership that is the manager of ArcLight Capital Holdings, LLC, as more fully described below in Item 2. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(1)	Based on 16,229,123 Common Units outstanding as of October 31, 2018.

Schedule 13D/A

CUSIP No. 89376V100

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) TLP Equity Holdings, LLC 81-2046168
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,366,704
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,366,704

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,704
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.6%(2)
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(2)	Based on 16,229,123 Common Units outstanding as of October 31, 2018.

Schedule 13D/A

CUSIP No. 89376V100

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) TLP Acquisition Holdings, LLC (formerly known as Gulf TLP Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 800,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 800,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.9%(3)
(14)	Type of Reporting Person (See Instructions) IN

(3)	Based on 16,229,123 Common Units outstanding as of October 31, 2018.

Explanatory Note

This Amendment No. 2 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 3, 4, 6 and 7 of the Schedule 13D filed by Daniel R. Revers, TLP Equity Holdings, LLC (“TLP Equity”), and TLP Acquisition Holdings, LLC (formerly known as Gulf TLP Holdings, LLC) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on April 11, 2016 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on July 10, 2018. All references in the Original 13D to Gulf TLP Holdings, LLC shall now be deemed references to TLP Acquisition Holdings, LLC (“TLP Holdings”).

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following paragraph:

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged (the “Merger”) with and into TransMontaigne Partners L.P., a Delaware limited partnership (the “Partnership”), with the Partnership continuing as the sole surviving entity and a direct wholly-owned subsidiary of Partnership GP (as defined below) and Parent (as defined below). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The Merger Consideration (as defined below) will be funded by a combination of debt and equity capital arranged by the Reporting Persons.

The debt component of the Merger Consideration will be financed by means of a term loan, as described below. The equity component of the Merger Consideration will be provided by the Parent in accordance with the equity commitment letter described below. Immediately prior to the Merger, TLP Holdings shall contribute 100% of its Common Units of the Partnership to Parent. ArcLight Energy Partners Fund VI, L.P. (the “Sponsor”) shall effect the purchase of the equity interests of Parent through its affiliated entities in the following manner. TLP Equity shall contribute all of its Common Units of the Partnership (the “Sponsor Units”) to the Sponsor, immediately after which the Sponsor shall contribute the Sponsor Units to Pike Petroleum Fund VI Holdings, LLC, immediately after which Pike Petroleum Fund VI Holdings, LLC shall contribute the Sponsor Units to Pike Petroleum Holdings, LLC, immediately after which Pike Petroleum Holdings, LLC shall contribute the Sponsor Units to PPH Management Holdings, LLC, immediately after which PPH Management Holdings, LLC shall contribute the Sponsor Units to TLP Holdings, immediately after which TLP Holdings shall contribute the Sponsor Units and all of its holdings of Common Units of the Partnership to Parent.

Term Loan Facility

Concurrently with the execution of the Merger Agreement, the Parent entered into that certain Senior Secured Credit Facility, dated as of November 25, 2018, and as amended from time to time in accordance with the Merger Agreement, by and among Parent, TLP Holdings, and the lenders from time to time party thereto, which provides for a $525 million secured term loan facility (the “Term Loan Facility”). The Term Loan Facility matures on the seventh anniversary of the Closing Date (as defined in the Term Loan Facility). Borrowings under the Term Loan Facility will be used to fund a portion of the aggregate Merger Consideration pursuant to and in accordance with the Merger Agreement. The foregoing description of the Term Loan Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Loan Facility, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, the Sponsor entered into an equity commitment letter (the “Equity Commitment Letter”) with Parent, pursuant to which the Sponsor committed to purchase, or cause the purchase of, at or immediately prior to the effective time of the Merger, equity interests of Parent for an aggregate cash purchase price up to $33,708,000.00, which will be used by Parent to fund a portion of the aggregate Merger Consideration pursuant to and in accordance with the Merger Agreement and to pay the related expenses of Parent. The Sponsor may effect the purchase of the equity interests of Parent directly or indirectly through one or more affiliated entities or co-investors designated by it.

The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

Agreement and Plan of Merger

On November 25, 2018, the Partnership, together with its general partner, TransMontaigne GP L.L.C., a Delaware limited liability company (the “Partnership GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TLP Finance Holdings, LLC, a Delaware limited liability company (“Parent”), TLP Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), TLP Holdings, and TLP Equity, pursuant to which Merger Sub will merge with and into the Partnership, with the Partnership surviving as a direct wholly-owned subsidiary of the Partnership GP and Parent, an indirect subsidiary of the Sponsor.

Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding Common Unit (as defined in the Partnership’s First Amended and Restated Partnership Agreement, dated May 27, 2005 (as amended, the “Partnership Agreement”)) of the Partnership, other than those held by Parent, TLP Holdings and TLP Equity, shall convert into the right to received (i) $41.00 per Common Unit in cash without any interest thereon, plus (ii) an amount equal to $0.805 per Common Unit in cash without any interest thereon if the record date for the Partnership’s quarterly cash distribution with respect to the quarter ended immediately preceding the quarter in which the closing of the Merger occurs shall not have occurred prior to the effective time of the Merger (collectively, the “Merger Consideration”). Immediately prior to the effective time of the Merger, each General Partner Unit (as defined in the Partnership Agreement) shall convert into (i) one Common Unit of the Partnership, which Common Unit shall be unchanged and remain outstanding in the Merger, and (ii) in aggregate, a non-economic general partner interest in the Partnership. The Incentive Distribution Rights (as defined in the Partnership Agreement) in the Partnership issued and outstanding immediately prior to the effective time of the Merger shall convert into 100 Common Units in the Partnership, which Common Units shall be unchanged and remain outstanding in the Merger.

The Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of the Partnership GP (the “GP Board”) and the GP Board (acting based upon the recommendation of the Conflicts Committee) have (i) determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership and the Partnership’s unaffiliated unitholders, (ii) approved the Merger Agreement, the execution, delivery and performance of the Merger Agreement by the Partnership and the consummation of the transactions contemplated thereby, including the Merger, (iii) resolved to submit the Merger Agreement to a vote of the Limited Partners (as defined in the Partnership Agreement) of the Partnership, and (iv) recommended approval of the Merger Agreement, including the Merger, by the Limited Partners.

The Partnership has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any alternative business combinations. However, the GP Board may, subject to certain conditions, change its recommendation in favor of adopting the Merger Agreement if the Conflicts Committee determines in good faith, after consultation with its financial advisor and outside counsel, that the failure to effect such a change in recommendation would be a breach of, or otherwise inconsistent with, the Conflict Committee’s duties under the Partnership Agreement or applicable law.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (2) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (1) approval of the Merger Agreement by holders of a majority of the outstanding Common Units of the Partnership; (2) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act; (3) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (4) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; and (5) compliance by the other party in all material respects with its covenants and obligations under the Merger Agreement.

The Merger Agreement provides for certain termination rights for both Parent and the Partnership, including (i) by the mutual written agreement of the Partnership (duly authorized by the Conflicts Committee) and Parent (duly authorized by the Managing Member of Parent); (ii) by either Parent or the Partnership, if (A) the Merger has not been consummated on or before June 30, 2019 (the “Outside Date”); (B) the Merger is prevented by certain final and non-appealable legal restraints; or (C) the requisite approval of the Merger Agreement by the holders of a majority of the outstanding Common Units of the Partnership is not obtained; (iii) by Parent, if (A) the Conflicts Committee makes an adverse change to its recommendation in favor of adopting the Merger Agreement or (B) under certain conditions, there has been a material breach by the Partnership or the Partnership GP of any of their respective representations, warranties, or covenants set forth in the Merger Agreement that is not cured or capable of being cured within the earlier of 30 days of notice of such breach or the Outside Date; and (iv) by the Partnership, if (A) under certain conditions, there has been a material breach by Parent, TLP Holdings, or Merger Sub of any of their respective representations, warranties, or covenants set forth in the Merger Agreement that is not cured or capable of being cured within the earlier of 30 days of notice of such breach or the Outside Date; or (B) under certain conditions, the Partnership and the Partnership GP have confirmed by irrevocable written notice to Parent that each is ready, willing and able to consummate the Merger, certain closing conditions are satisfied and will remain satisfied, and Parent fails to consummate the transactions contemplated by the Merger Agreement within 5 business days of such notice. The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, Parent will be obligated to pay the Partnership a termination fee equal to $27,000,000. The Merger Agreement also provides that upon termination of the Merger Agreement under certain circumstances, the Partnership will be obligated to reimburse Parent for its expenses in an amount not to exceed $5,000,000. Additionally, the Merger Agreement provides that the parties to the Merger Agreement shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the provisions of the Merger Agreement, including, to cause Parent to fund its equity financing commitment, under certain circumstances.

Support Agreement

Concurrently with the execution of the Merger Agreement, the Partnership, TLP Holdings and TLP Equity have entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, TLP Holdings and TLP Equity have agreed to vote all their Common Units in the Partnership in favor of the Merger, the adoption of the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger. The Support Agreement will terminate upon the earliest of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, and (c) the mutual written agreement of the parties to the Support Agreement to terminate the Support Agreement.

The foregoing descriptions of the Merger Agreement, the Support Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full texts of the Merger Agreement and the Support Agreement, copies of which are filed as Exhibits 99.5 and 99.6, respectively, to this Schedule 13D and are incorporated by reference in their entirety into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended and supplemented by adding the following:

Exhibit No.

99.3	Senior Secured Credit Facility, dated as of November 25, 2018, by and among TLP Finance Holdings, LLC, TLP Acquisition Holdings, LLC, and the lenders from time to time party thereto.

99.4	Equity Commitment Letter, dated as of November 25, 2018, by ArcLight Energy Partners Fund VI, L.P., and agreed and accepted by TLP Finance Holdings, LLC.

99.5	Agreement and Plan of Merger, dated as of November 25, 2018, by and among TLP Finance Holdings, LLC, TLP Acquisition Holdings, LLC, TLP Merger Sub, LLC, TLP Equity Holdings, LLC, TransMontaigne Partners L.P., and TransMontaigne GP L.L.C.

99.6	Support Agreement, dated as of November 25, 2018, by and among TransMontaigne Partners L.P., TLP Acquisition Holdings, LLC, and TLP Equity Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2018

/s/ Daniel R. Revers
Daniel R. Revers

TLP EQUITY HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President

TLP ACQUISITION HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President